Exhibit 1

FOR IMMEDIATE RELEASE	16 January 2018

WPP PLC (“WPP”)

Notification of Preliminary Results

WPP will announce its Preliminary Statement for the year ended 31 December 2017 on Thursday, 1 March 2018.

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204

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